BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

Announcement to the Market

BRF S.A. ("BRF" or "Company" - BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358 of January 3, 2002, announces that on the meeting of the Board of Directors held today, the Board accepted the resignation of Mr. José Alexandre Carneiro Borges, Chief Financial and Investor Relations Officer and of Mr. Rodrigo Reghini Vieira, who serves as Innovation, Marketing and Quality. The Board decided that Mr. Pedro de Andrade Faria will temporarily cumulate the position of Investor Relations Officer and Global Chief Executive Officer. In addition, Mr. Elcio Mitsuhiro Ito will temporarily be the head of the Finance area.

Lastly, BRF informs that the Company is focused on the development of its management model, which will be shared with the market and shareholders by the end of this month.

São Paulo, March 9, 2017

Pedro de Andrade Faria
Global Chief Executive and Investor Relations Officer